Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 212-735-3542 DIRECT FAX 917-777-3542 EMAIL ADDRESS Stephen.Arcano@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 1, 2013
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Peggy Kim, Esq., Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Transocean Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed March 18, 2013 by Transocean Ltd. and amended on March 26, 2013
File No. 0-53533

Dear Ms. Kim and Mr. Panos:

We are writing on behalf of our client, Transocean Ltd. ("Transocean" or the "Company"), to supplement Transocean's letter to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated March 25, 2013 (the "Response Letter") relating to the letter from the Staff dated March 22, 2013 regarding the above-referenced preliminary proxy statement on Schedule 14A (the "Preliminary Proxy Statement"). For the convenience of the Staff, the portion of the Comment Letter to which this letter relates is reprinted in bold and is followed by the supplemental response of Transocean.

Peggy Kim, Esq., Nicholas P. Panos, Esq.
April 1, 2013

1.
Please note that the term "participant" includes "any nominee for whose election as a director proxies are solicited." Refer to Instruction 3(a)(ii) to Item 4 of Schedule 14A. Given that the Icahn Group's nominees are included on the registrant's proxy card, please advise as to why the registrant's proxy statement does not include the participant and nominee information required by Items 4(b), 5(b) and 7 of Schedule 14A for the Icahn Group's nominees.

Supplemental Response:  In addition to the Company's response to this comment contained in the Response Letter, the Company notes for the Staff that on March 29, 2013, the Icahn Group filed its preliminary proxy statement which contains the "participant" information regarding the Icahn Group's nominees. Were the Company to include such information in its proxy statement, it would simply duplicate the information already contained in the Icahn Group's preliminary proxy statement.

Also, Rule 14a-9 states that "[n]o solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading." As applied to individuals participating in a solicitation, courts have stated "an individual who participates in a solicitation which utilizes materially false or misleading statements is liable if he knew or should have known that the statements were false or misleading.1" If the Icahn Group's nominees were deemed to be "participants" in the Company's solicitation, such nominees could face liability in the event a court were to find that they knew or should have known that statements in the Company's proxy statement were false or misleading. Such an outcome would be an unusual result given that the Icahn Group nominees are in fact soliciting AGAINST the Company.

Finally, in the release adopting the "short slate" rule the Commission noted that it had made certain of the changes to Rule 14a-4(d) to "address the concerns of commenters with respect to nominees lending their names to a shareholder’s solicitation and possible confusion of shareholders.2" To this end, the Commission stated with respect to a dissident shareholder's proxy statement that "[t]he proxy statement and form of proxy will refer the shareholder to management’s soliciting materials for the names, background and qualifications of the company nominees.3" Requiring the Company to include the "participant" information for the Icahn Group's nominees raises concerns that the Icahn

1	Chris-Craft Industries, Inc. v. Independent Stockholders Committee, 354 F. Supp. 895, 1973 (D. Del. 1973). Also see National Home Products, Inc. v. Gray, 416 F. Supp. 1293, 1976 (D. Del. 1976).

2	See Release No. 34-31326; Release No. IC-1903, (Oct. 16, 1992)

3	Id.

Peggy Kim, Esq., Nicholas P. Panos, Esq.
April 1, 2013

Group's nominees would be lending their names to the Company's solicitation (which, as noted above, they are in fact soliciting AGAINST the Company) and may create confusion among shareholders. Instead, shareholders should refer to the Icahn Group's soliciting materials for information regarding the Icahn Group's nominees. In short, the factors underlying the Commission's approach in adopting the "short slate" rule are also applicable with respect to the Company excluding "participant" information from its proxy statement for the Icahn Group's nominees.

As a result, the Company does not believe that it should be required to provide the information required by Items 4(b), 5(b) and 7 of Schedule 14A for the Icahn Group's nominees.

***

Peggy Kim, Esq., Nicholas P. Panos, Esq.
April 1, 2013

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-3542, or Richard J. Grossman at (212) 735-2116 or Neil P. Stronski at (212) 735-2839.

Very truly yours,

/s/ Stephen F. Arcano

Stephen F. Arcano

Enclosure

cc:	Allen Katz, Esq.
Richard J. Grossman, Esq.
Neil P. Stronski, Esq.